

May 16, 2007

<u>Via Facsimile 011 44 207 108 7429 and U.S. Mail</u>

Sarah Murphy
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 18S
England

Re: **Pacific Internet Ltd**
      Schedule TO-T filed on May 2, 2007 by Connect Holdings Ltd, *et al.*
      Schedule 13E-3 filed on May 7, 2007
      SEC File No. 5-79632

Dear Ms. Murphy:

The staff in the Office of Mergers and Acquisitions has reviewed the filings listed above. Our comments follow. All defined terms have the same meaning as in the Offer to Purchase dated May 2, 2007 and included as Exhibit (a)(1)(a) to the Schedule TO-T filed on the same date.

<u>General</u>

1.   In your response letter, tell us whether bidders are relying on any exemptions from US tender offer rules, such as the "Tier II" exemption provided in Regulation 14D of the Securities Exchange Act of 1934. If so, indicate the percentage of US ownership, when it was calculated, and how such calculation was accomplished. If bidders relied upon the presumption set forth in Instruction 3 to Rules 14d-1(c) and (d), outline the facts upon which such reliance is based. We may have additional comments.

2.   We note the disclosure in the Offer to Purchase that the Singapore Code imposes a maximum offer period beyond which the tender offer may not be extended. What will you do if US law requires you to extend beyond this maximum offer period?

3.   Will you be making purchases outside of the tender offer in Singapore pursuant to an exemption from Rule 14e-5? If so, please disclose in the Offer to Purchase. In

your response letter, explain why you do not believe Rule 14e-5 applies to any outside purchases bidders intend to make.

4.   We note the disclosure in the Offer to Purchase concerning the requirements of Singapore law. Specifically, bidders state that under the Singapore Code, the offer must remain open for at least 14 but not more than 20 business days after "the Offer becomes or is declared unconditional as to acceptances." Confirm in your response letter that you are not required under Singapore law and do not otherwise intend to close the "initial" offer period as soon as all offer conditions are satisfied or waived. That is, tell us whether you will terminate early the initial offer period before the scheduled expiration of the initial offer period or any extension thereof.

5.   Bidders are making a "concurrent proposal" to the holders of Options described in the Options Proposal included as Schedule D to the Schedule TO-T and the related letter to option holders. In your response letter, tell us whether the proposal you are making to the holders of Options is a tender offer under US rules. If you don't believe so, explain why. Even if you do not believe the proposal is a tender offer, describe for us whether it complies with the requirements of Regulation 14E. If it does not comply with those requirements describe the ways in which it is inconsistent with those requirements. We may have further comments.

6.   The Offer to Purchase states in several places, including on page 15, that bidders may assign the rights to transfer or sell shares acquired in the Offer, including by allowing third parties to participate in the Offer. Please confirm your understanding that any third party to whom such rights are assigned may be deemed a bidder in the Offer. Adding a new bidder may require revisions to the offer materials and dissemination to shareholders. In addition, an extension of the Offer period may be required.

Schedule 13E-3

7.   Any "board books" or other materials prepared by Lazard in connection with the acquisition of shares of Pacific Internet and provided to the bidders or their affiliates must be filed as an exhibit to the Schedule 13E-3. Please file any such materials. To the extent they are not already summarized in the Offer to Purchase, please revise to do so.

Schedule TO-T - Offer to Purchase

8.   Revise the Offer to Purchase disclosure generally to discuss your current intent with respect to purchases after this tender offer. That is, if bidders are not able to purchase 90% or more of PacNet shares in this offer, what is your *present intent*

with respect to purchasing in the open market or through an additional tender offer?

9.   Generally explain the impact of the appointment of your nominee, Steven Barry John Simpson, to the five-member board of directors of PacNet in November 2006. For example, has Mr. Simpson shared information about PacNet with the bidders? Will he be precluded from voting on the transaction (as of this writing, PacNet has not filed its Schedule 14D-9 in connection with this Offer).

Questions and Answers about this Tender Offer – If the Tender Offer is Successful and Connect Purchases at Least 90% of the Issued Shares…, page 8

10.   Rather than advising shareholders to seek their own counsel, describe generally their "put right" provided under Singapore law. Your revised disclosure should also note the relationship between the compulsory acquisition bidders can effect if they achieve the 90% condition. That is, why would shareholders need or want to exercise the put right if you intend to compulsorily acquire the remaining minority shares upon purchasing 90%?

Is this Offer to Purchase Being Sent or Made Available to All PacNet Shareholders?, page 8

11.   Rule 14d-10 requires a tender offer for shares registered under Section 12 of the Exchange Act to be made to all target holders of that class of securities, even those shareholders resident outside of the United States. Tell us why you believe the disclaimer in this section is consistent with your obligation under Rule 14d-10. If you believe you may validly exclude shareholders of PacNet located in certain countries explain why, including any steps taken to enable you to make the offer into those countries. To the extent you are relying on any exemption from the provisions of Regulation 14D, address in response to comment 1 above.

Connect's Position Regarding the Fairness of the Offer, page 15

12.   All of the filing persons on the Schedule 13E-3, not just Connect, must make and support the required statement as to fairness to unaffiliated shareholders. Please expand to address the fairness determination of the other filing persons. To the extent that the filing persons other than Connect did not independently analyze the procedural and substantive fairness, they may expressly adopt the fairness determination of another filing person.

13.   See our last comment. Similarly, all filers must independently satisfy the disclosure requirements of Schedules 13E-3 and TO. Please generally revise the Offer to Purchase to ensure that the required disclosure is not provided for Connect only.

14.   Expand this section to address how Connect and the other filing persons
        considered the fact that PacNet's shares traded above the Offer price within the
        last six months in determining that the Offer price is fair.

15.   The fact that bidders do not intend to liquidate PacNet is not dispositive of
        whether liquidation value is a relevant measure of value. If the liquidation value
        of PacNet's shares would yield a value higher than the Offer price, please
        disclose.

16.   The relevance of your references to the compulsory acquisition on page 17 is not
        clear. We understand from your disclosure that the compulsory acquisition may
        not be consummated, and even if it is, bidders may not achieve the 90% required
        threshold through this Offer. Please revise to explain why the compulsory
        acquisition is part of the filer's fairness analysis.

Summary of Lazard Presentation to Connect

17.   The summary of Lazard's presentation must be considerably expanded to meet
        the requirements of Item 1015(b)(6) of Regulation M-A and to present all of the
        calculations performed by Lazard, including the comparative analyses it used, to
        assess the fairness of the Offer. In this regard, note that Item 1015 encompasses
        both oral and written reports (including drafts) prepared by the financial advisor
        and presented to the bidders. Note also that all analyses should be described, not
        just the "material analyses" (see page 18).

Subsequent Offering Period, page 25

18.   Disclose that shares tendered during the subsequent offering period will be
        purchased on a rolling basis.

Financial Information, page 34

19.   We note your disclosure that PacNet does not report ratio of earnings to fixed
        charges, operating income per share or book value per shares. Can any of these
        values be calculated based upon publicly available information? If so, please
        present.

Source and Amount of Funds, page 38

20.   Please clarify whether "existing internal resources" means cash on hand. If not,
        please more specifically describe the source of the funds to be used to purchase
        tendered shares. See Item 1007 of Regulation M-A.

Closing Comments

Please revise your filings to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

- The filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We may have additional comments after reviewing your amendment. If you would like to discuss these comments or other matters concerning your tender offer materials, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions